UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Revelation Biosciences Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

76135L101
(CUSIP Number)

James Rolke
Chief Executive Officer
Revelation Biosciences, Inc.
4660 La Jolla Village Drive, Suite 100
San Diego, California 92122

650-800-717
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76135L101

1. Names of Reporting Person:     George F Tidmarsh

I.R.S. Identification Nos. of above persons (entities only):

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3. SEC Use Only:

4. Source of Funds (See Instruction):

PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e):

☐

6. Citizenship or Place of Organization:

United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power:	2,013,335(1)

8	Shared Voting Power:	-0-

9	Sole Dispositive Power:	2,013,335(1)

10	Shared Dispositive Power:	-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  2,013,335(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

13.Percent of Class Represented by Amount in Row (11):

14.1%

14.Type of Reporting Person (See Instructions):

IN

(1)	Consists of (i) 1,523,335 shares of Common Stock held by George Tidmarsh, Trustee George Francis Tidmarsh 2021 Irrevocable Trust, (ii) 447,156 shares of Common Stock held directly by Dr. Tidmarsh, and (iii) 42,844 shares of Common stock from Rollover RSU’s vesting and issuable within 60 days to Dr. Tidmarsh.

ITEM 1. SECURITY AND ISSUER

Shares of Common Stock, par value $0.001 per share

ITEM 2. IDENTITY AND BACKGROUND

(a) Name of Persons filing this Statement:

George F Tidmarsh

(b) Residence or Business Address:

Revelation Biosciences, Inc.

4660 La Jolla Village Drive, Suite 100

San Diego, California 92122

(c) Present Principal Occupation and Employment:

The Reporting Person is a physician and scientist. He also is currently the non-executive Chairman of the Board of Directors of the Company.

(d) Criminal Convictions:

None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years.

(e) Civil Proceedings:

None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f) State of Incorporation/Organization/Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal funds

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person is a founder of Revelation Biosciences, Inc. (“Old Revelation”), and received 1,813,986 of his shares in the Company as a result of the merger (the “Merger”) between Old Revelation and Petra Acquisition, Inc., which changed its name to Revelation Biosciences, Inc. (“New Revelation” or the “Company”). Prior to the closing of the Merger, the Reporting Person entered into a backstop agreement with the Company pursuant to which he acquired 64,545 of his shares to facilitate the completion of the Merger. The balance of his shares were acquired for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The response to Item 4 is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person serves as non-executive Chairman of the Board of the Company and pursuant to the Certificate of Incorporation he serves on the Board until the 2023 Annual Meeting of Stockholders. He also serves on the Audit and Compensation Committees of the Company. There are no other contracts of understandings or understandings with respect to his ownership or control of the Company except the Reporting Person is subject to a Lock-Up agreement which restricts his ability to sell shares of the Company until July 9, 2022. The Reporting Person is also subject to a Right of First Refusal Agreement with AXA IM PRIME IMPACT MASTER FUND I SCA SICAV-RAIF with respect to 170,325 of his shares of Company common stock until December 31, 2022.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Form of Lock-Up Agreement (incorporated by reference as Exhibit C to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on September 2, 2021)
2*	Right of First Refusal Agreement

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022	/s/ George F Tidmarsh
Name: George F Tidmarsh

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